BANKATLANTIC BANCORP, INC.
                          1750 EAST SUNRISE BOULEVARD
                        FORT LAUDERDALE, FLORIDA 33304


January 28, 2000.


To the Holders of
5.625% Convertible Subordinated Debentures due 2007 of BankAtlantic Bancorp, Inc.:


     BankAtlantic Bancorp, Inc., a Florida corporation (the "Company"), is offering to purchase for cash (the "Tender Offer") up to $25 million aggregate principal amount of its 5.625% Convertible Subordinated Debentures due 2007 (the "Debentures"), upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase dated January 28, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal").


     The consideration for each $1,000 principal amount of Debentures tendered pursuant to the Tender Offer shall be $750, plus accrued and unpaid interest from December 1, 1999 up to, but not including, the date of payment.


     The Company's obligation to accept for purchase and to pay for Debentures validly tendered pursuant to the Tender Offer is conditioned upon, (i) the availability of sufficient funds to the Company to purchase Debentures validly tendered, and (ii) the satisfaction of the General Conditions (as defined in the Offer to Purchase).


     Please read carefully the Offer to Purchase and the other enclosed materials relating to the Tender Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders of record who wish to participate in the Tender Offer are asked to respond promptly by completing and returning the Letter of Transmittal (which is enclosed), and all other required documentation, to U.S. Bank Trust National Association, the Depositary for the Tender Offer, or to electronically transmit their acceptance of the Tender Offer by causing The Depository Trust Company ("DTC") to transfer Debentures to the Depositary in accordance with DTC's Automated Tender Offer Procedures for transfer.


     If you have any questions regarding how to tender your Debentures or how to fill out the forms, please direct your questions to the Information Agent, Georgeson Shareholder Communications Inc., Wall Street Plaza, New York, New York 10005, (800) 223-2064. If you have questions regarding the Company or the terms of the Tender Offer, please direct your questions to Ryan Beck & Co., Inc., 220 South Orange Avenue, Livingston, New Jersey 07039, (973) 597-6020 or Friedman, Billings, Ramsey & Co., Inc., Potomac Tower, 1001 19th Street North, 18th Floor, Arlington, Virginia 22209, (703) 469-1005.


     Thank you for your time and effort in reviewing this request.


                                        Very truly yours,



                                        BANKATLANTIC BANCORP, INC.